UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 000-15637
CUSIP Number: 827064106

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I — REGISTRANT INFORMATION

SVB Financial Group
Full Name of Registrant

Silicon Valley Bancshares
Former Name if Applicable

3003 Tasman Drive
Address of Principal Executive Office (Street and Number)

Santa Clara, California 95054
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                As previously disclosed, SVB Financial Group (the “Company”) restated its previously issued consolidated financial statements as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and the interim consolidated financial information for each of the quarterly periods in 2004 and 2003 (the “Restatement”), primarily for purposes of correcting the following misapplications of generally accepted accounting principles in the U.S.:

•      Derivative equity warrant assets with net share settlement provisions were not reported as derivatives in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended.

•      Initial non-refundable corporate finance fees were not reported in accordance with the provisions of Staff Accounting Bulletin No. 104, Revenue Recognition.

•      Non-refundable loan fees and costs associated with the Company’s lending products and fees associated with letters of credit were not reported in accordance with the provisions of SFAS No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases.

•      Certain investment securities that were readily convertible to known amounts of cash and present insignificant risk of changes in value with original or purchased maturity dates of 90 days or less, were not reported as cash equivalents in accordance with the provisions of SFAS No. 95, Statement of Cash Flows.

•      Current federal income taxes receivable and current federal income taxes payable were not reflected net on the Company’s balance sheets.

Following completion of the Restatement, on December 30, 2005 the Company filed with the Securities and Exchange Commission (the “SEC”) each of the following (collectively, the “Restatement Reports”):  (i) Amendment No. 1 on Form 10-K/A to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004; (ii) Amendment No. 1 on Form 10-Q/A to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005; (iii) the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005; and (iv) the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005.

Due to the time necessary to complete the Restatement and to prepare and file the Restatement Reports with the SEC, the Company was not able to complete its consolidated financial statements for 2005 and meet the filing deadline of March 16, 2006 for the filing of its Annual Report on Form 10-K for the year ended December 31, 2005.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Annie Loo	(408)	654-7400
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company issued a press release on January 26, 2006 which provided for selected preliminary financial results for the quarter and year ended December 31, 2005.  The financial information included in the press release is subject to change until the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 is completed and filed.

A copy of such press release was included as Exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 26, 2006, which is incorporated herein by reference.

SVB Financial Group

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

SVB FINANCIAL GROUP

Date:	March 16, 2005	By	/s/ Jack Jenkins-Stark
		Name:	Jack Jenkins-Stark
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).